UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: October 30, 2024

Commission file number 1-12874
_________________________
TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated October 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: October 30, 2024	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION LTD. REPORTS THIRD QUARTER 2024 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $20.1 million, or $0.22 per share, and adjusted net income attributable to shareholders of Teekay(2) of $21.1 million, or $0.23 per share, in the third quarter of 2024 (excluding items listed in Appendix A to this release).
•Teekay has agreed to sell its Australian operations (collectively, Teekay Australia), which include ship management services companies primarily servicing the Government of Australia, to Teekay Tankers for $65.0 million in cash. Teekay has also agreed to sell to Teekay Tankers all management services companies not currently owned by Teekay Tankers at their net working capital value.
•Since last reporting earnings, Teekay has repurchased $59.1 million worth of its outstanding common shares at an average price of $8.56 per share. Since the beginning of our share repurchase programs in August 2022, Teekay has repurchased $125.0 million of common shares at an average price of $6.39 per share, representing 19.2% of the shares outstanding immediately prior to the initial share repurchase program announcement. In addition, Teekay has authorized a new $40.0 million common share repurchase program.
•In September and October 2024, Teekay purchased $50.0 million of Teekay Tankers' Class A common shares at an average price of $58.85 per share, increasing Teekay's economic and voting control of Teekay Tankers to 31.0% and 55.1%, respectively.
•Teekay has declared a one-time special cash dividend of $1.00 per common share payable in December 2024.
Hamilton, Bermuda, October 30, 2024 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today reported results for the three months ended September 30, 2024. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the third quarter of 2024 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results. The information contained on our website is not part of this release.
Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. dollars, except per share amounts)	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	272,619	326,139	311,682
Income from vessel operations	52,192	102,243	81,254
Net income attributable to the shareholders of Teekay	20,072	33,820	26,158
Earnings per common share of Teekay (1)	0.22	0.36	0.28
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (2)	75,637	124,616	105,819
Adjusted net income attributable to shareholders of Teekay (2)	21,102	33,170	24,790
Adjusted net earnings per share attributable to shareholders of Teekay (1)(2)	0.23	0.36	0.27
	As at	As at	As at
	September 30,	June 30,	December 31,
(in thousands of U.S. dollars, except number of shares)	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash (3)	281,080	328,442	287,433
Market value of investment in Teekay Tankers (4)	592,287	673,979	489,445
Number of outstanding common shares at end of period	87,692,905	91,835,937	91,006,182
(1)Basic per share amounts.

(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(3)Teekay Parent's net cash as of September 30, 2024 includes cash and cash equivalents and short-term investments.
(4)Teekay Parent owned 10.2 million Teekay Tankers Class A and B common shares as at September 30, 2024 and 9.8 million as at each of June 30, 2024 and December 31, 2023, and as of such dates, the closing prices of Teekay Tankers' Class A common shares were $58.25 per share, $68.81 per share, and $49.97 per share, respectively. As of October 30, 2024, Teekay Parent owns 10.6 million Teekay Tankers Class A and B common shares.
CEO Commentary
“Teekay posted strong earnings during the third quarter of 2024, as rates for Teekay Tankers’ mid-sized tanker fleet remained historically strong for what is typically the weakest quarter of the year,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “The tanker market fundamentals in the mid-size tanker segment remain firm, which continues to support mid-size spot tanker rates and utilization. Looking ahead, we are seeing several of the market’s seasonal headwinds already transitioning into tailwinds for the fourth quarter. With Teekay Tankers' fleet heavily weighted towards the spot market, we believe we are well-positioned to benefit from the anticipated seasonal uplift.”

“Over the past few years, the Teekay Group has taken several important steps to streamline the organization, including the recent changes to our group management team structure. In addition, we have now agreed to sell Teekay Australia – Teekay’s asset-light ship management operations primarily servicing the Australian Government – to Teekay Tankers for $65 million in cash, as well as transfer all remaining Teekay management services companies to Teekay Tankers. With these planned transactions, Teekay Tankers will become the sole operating platform within the Teekay Group and Teekay will focus on managing its controlling interest in Teekay Tankers.”

“Since we last reported earnings, Teekay has continued to return capital to shareholders through share repurchases totaling $59.1 million at an average price of $8.56 per share, and today Teekay announced a newly authorized $40.0 million share repurchase program. In addition, Teekay’s Board of Directors has declared a special cash dividend of $1.00 per share which, when combined with the recent share repurchases, equates to a total return of capital to shareholders of approximately $144.1 million since the beginning of the third quarter. Finally, over the past two months Teekay acquired a total of $50.0 million of Teekay Tankers Class A common shares at an average price of $58.85 per share, increasing our economic and voting interest in Teekay Tankers to 31.0% and 55.1%, respectively. Going forward, we believe that the Teekay Group’s combined balance sheet strength and strong operating platform within Teekay Tankers positions us well to continue to drive long-term shareholder returns.”

Summary of Results
The Company's GAAP net income and adjusted net income attributable to shareholders of Teekay decreased for the third quarter of 2024 compared to the same quarter of the prior year, primarily due to lower average spot tanker rates, the sale of two vessels by Teekay Tankers during late-2023 and early-2024, a higher number of scheduled dry dockings by Teekay Tankers, as well as the redelivery of two chartered-in vessels by Teekay Tankers, partially offset by lower net interest expense and the acquisition of one vessel by Teekay Tankers in July 2024. In addition, GAAP net income in the third quarter of 2024 included restructuring charges of $5.6 million related to changes made to the Company's senior management team, while GAAP net income in the third quarter of 2023 included a $5.8 million reversal of income tax accruals.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full-service lightering, in each case measured in net revenues(a) per revenue day(b), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023
Suezmax revenue days	2,103	2,163	2,251
Suezmax spot TCE per revenue day (b)	$31,024	$44,898	$34,954
Aframax / LR2 revenue days	2,058	2,082	2,256
Aframax / LR2 spot TCE per revenue day (b)	$35,876	$43,590	$36,579

(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' third quarter of 2024 earnings release for additional information about its financial results.

Summary of Recent Events
Teekay Parent
In October 2024, Teekay Parent agreed to sell Teekay Australia to Teekay Tankers for $65.0 million in cash plus any working capital adjustment. Teekay Australia provides crew management, technical management, asset management, and procurement services primarily to the Australian Government, as well as to other oil and gas customers in Australia. Teekay Tankers' Board of Directors' Conflicts Committee, comprised of independent directors, reviewed the financial valuation of Teekay Australia and obtained an independent fairness opinion from Deloitte LLP (Canada) in respect of the purchase price.
In addition, Teekay Parent agreed to sell to Teekay Tankers all management service companies not currently owned by Teekay Tankers for a purchase price equal to their net working capital value. Following the completion of these acquisitions, Teekay Tankers will employ directly all of the employees supporting its businesses and be the operating platform within the Teekay Group through which Teekay Parent engages in the shipping business. These transactions are subject to customary closing conditions and are expected to be completed by December 31, 2024.
Since the beginning of August 2024, Teekay has repurchased a total of approximately 6.90 million common shares under its share repurchase programs for a total cost of $59.1 million, representing an average repurchase price of $8.56 per share. Since the commencement of its share repurchase programs in August 2022, Teekay has repurchased a total of approximately 19.56 million common shares under the programs, or approximately 19.2% of the outstanding common shares in August 2022, for a total cost of $125.0 million, representing an average repurchase price of $6.39 per share. In addition, in October 2024, Teekay's Board of Directors authorized a new repurchase program of up to $40.0 million of Teekay common shares.
In September and October 2024, Teekay acquired 849,532 Teekay Tankers Class A common shares through open market purchases for a total of $50.0 million, or an average price of $58.85 per share. Teekay currently has an economic interest of 31.0% and voting control of 55.1% in Teekay Tankers.
The Company's Board of Directors declared a one-time special cash dividend in the amount of $1.00 per outstanding common share. This dividend is payable on December 18, 2024 to all Teekay shareholders of record on December 4, 2024.
In October 2024, the Company transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. In accordance with Bermudian legal requirements, the Company also changed its name from "Teekay Corporation" to "Teekay Corporation Ltd."
Teekay Tankers
In July 2024, a 2021-built Aframax tanker acquired by Teekay Tankers for $70.5 million was delivered. The previously-announced purchase was completed with cash, and the vessel is currently unencumbered.

In October 2024, Teekay Tankers completed the previously announced sale of a 2005-built Suezmax vessel for $34.0 million. The gain on sale, which will be reflected in Teekay Tankers' fourth quarter results, was approximately $9.5 million. Additionally, a 2005-built Aframax from a previously announced sale is expected to be delivered to the buyer during the first quarter of 2025.

The following table presents Teekay Tankers’ TCE rates booked to date in the fourth quarter of 2024 for its spot-traded fleet, together with the percentage of total revenue days currently fixed for the fourth quarter:

	Fourth Quarter 2024 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$29,700	45%
Aframax / LR2 (1)	$35,500	37%

(1)    Rates and percentage booked to date include Aframax RSA and non-RSA voyage charters and full-service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Please refer to Teekay Tankers' third quarter of 2024 earnings release for additional information about recent developments of Teekay Tankers.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, October 31, 2024 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the third quarter of 2024. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 239-9838 or 1(647) 794-4605, if outside of North America, and quoting conference ID code 6243411.
•By accessing the webcast, which will be available on Teekay's website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Third Quarter of 2024 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 62 conventional tankers and other marine assets, including vessels operated for the Australian Government. With offices in 8 countries and approximately 2,200 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, and depreciation and amortization), adjusted to exclude certain items the timing or amount of which cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, equity income (loss), and other income or loss. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of underlying instruments.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net Revenues represents income from vessel operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in Net Revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses Net Revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from vessel operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	272,619	326,139	311,682	963,808	1,125,783
Voyage expenses	(93,984)	(100,097)	(113,274)	(310,612)	(355,543)
Vessel operating expenses	(64,963)	(63,767)	(59,387)	(188,740)	(180,401)
Time-charter hire expenses	(18,465)	(19,670)	(19,378)	(57,651)	(51,014)
Depreciation and amortization	(23,445)	(22,373)	(24,565)	(69,136)	(72,924)
General and administrative expenses	(13,938)	(17,989)	(13,824)	(48,725)	(45,466)
Gain on sale of assets	—	—	—	11,601	—
Restructuring charges	(5,632)	—	—	(5,632)	(1,677)
Income from vessel operations	52,192	102,243	81,254	294,913	418,758

Interest expense	(844)	(1,003)	(6,461)	(6,744)	(23,794)
Interest income	9,958	9,773	6,652	28,766	17,006
Equity (loss) income	(121)	905	666	2,152	2,916
Income tax (expense) recovery	(457)	(3,789)	2,109	(1,399)	(9,583)
Other – net	1,378	2,121	(95)	2,431	(2,857)
Net income	62,106	110,250	84,125	320,119	402,446
Net income attributable to non-controlling interests	(42,034)	(76,430)	(57,967)	(211,591)	(287,187)
Net income attributable to the shareholders of Teekay Corporation Ltd.	20,072	33,820	26,158	108,528	115,259
Earnings per common share(1) of Teekay Corporation Ltd.
–Basic	$0.22	$0.36	$0.28	$1.17	$1.21
–Diluted	$0.21	$0.35	$0.27	$1.14	$1.17
Weighted-average number of common shares outstanding(1)
–Basic	92,358,742	93,120,405	92,775,107	92,759,009	95,210,081
–Diluted	94,243,994	95,194,414	94,861,508	94,822,032	97,343,603

(1)Weighted-average number of common shares outstanding includes common shares related to non-forfeitable stock-based compensation.

Teekay Corporation Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	228,803	262,336	114,829
Cash and cash equivalents - Teekay Tankers	462,851	426,841	365,251
Short-term investments - Teekay Parent (1)	52,277	66,106	172,604
Assets held for sale	37,239	36,446	11,910
Accounts receivable	94,367	115,345	117,794
Bunker and lube oil inventory	45,440	49,760	53,219
Accrued revenue and other current assets	64,750	81,859	85,650
Restricted cash - Teekay Tankers	667	679	691
Vessels and equipment - Teekay Tankers	1,151,862	1,090,899	1,158,210
Operating lease right-of-use assets	53,999	63,704	76,314
Net investment in and loans to equity-accounted investment	15,382	18,004	15,731
Other non-current assets	25,851	36,905	24,435
Total Assets	2,233,488	2,248,884	2,196,638
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	116,645	115,582	116,422
Current portion of long-term debt and finance leases - Teekay Tankers	—	—	20,517
Long-term debt and finance leases - Teekay Tankers	—	—	119,082
Operating lease liabilities	54,000	63,704	76,314
Other long-term liabilities	59,331	63,855	63,957
Equity:
Non-controlling interests	1,199,151	1,182,531	1,068,068
Shareholders of Teekay	804,361	823,212	732,278
Total Liabilities and Equity	2,233,488	2,248,884	2,196,638

Net cash - Teekay Parent (2)	281,080	328,442	287,433
Net cash - Teekay Tankers (2)	463,518	427,520	226,343

(1)Short-term investments - Teekay Parent includes various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Net cash is a non-GAAP financial measure and represents (a) cash and cash equivalents, and, if applicable, restricted cash and short-term investments, less (b) if applicable, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases.

Teekay Corporation Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2024	2023
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	320,119	402,446
Non-cash and non-operating items:
Depreciation and amortization	69,136	72,924
Gain on sale of assets	(11,601)	—
Other	919	21,923
Change in other operating assets and liabilities	47,665	4,767
Expenditures for dry docking	(19,633)	(6,209)
Net operating cash flow	406,605	495,851
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	—	(3,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of long-term debt	—	(21,184)
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Prepayment of obligations related to finance leases	(136,955)	(364,201)
Scheduled repayments of obligations related to finance leases	(5,213)	(28,900)
Purchase of Teekay Tankers common shares	(21,273)	(4,765)
Distributions from subsidiaries to non-controlling interests	(67,294)	(36,506)
Issuance of common shares upon exercise of stock options	5,201	2,857
Repurchase of Teekay common shares	(35,442)	(46,658)
Other financing activities	(5,281)	(4,663)
Net financing cash flow	(266,257)	(508,556)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment	23,425	—
Expenditures for vessels and equipment	(4,546)	(5,975)
Vessel acquisition	(70,504)	—
Decrease in short-term investments	120,327	114,790
Repayments from equity-accounted joint ventures	2,500	3,900
Net investing cash flow	71,202	112,715
Increase in cash, cash equivalents and restricted cash	211,550	100,010
Cash, cash equivalents and restricted cash, beginning of the period	480,771	316,706
Cash, cash equivalents and restricted cash, end of the period	692,321	416,716

Teekay Corporation Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Nine Months Ended
	September 30,		June 30,		September 30,
	2024		2024		2024
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	62,106		110,250		320,119
Adjust for: Net income attributable to
non-controlling interests	(42,034)		(76,430)		(211,591)
Net income attributable to
shareholders of Teekay	20,072	0.22	33,820	0.36	108,528	1.14
(Subtract) add specific items affecting net income
Gain on sale of assets	—	—	—	—	(11,601)	(0.12)
Restructuring charges(2)	5,632	0.06	—	—	5,632	0.06
Income tax recovery	—	—	—	—	(3,303)	(0.03)
Other - net(3)	(1,225)	(0.01)	(1,243)	(0.01)	12	—
Non-controlling interests’ share of items above(4)	(3,377)	(0.04)	593	0.01	(3,982)	(0.04)
Total adjustments	1,030	0.01	(650)	(0.01)	(13,242)	(0.14)
Adjusted net income attributable to
shareholders of Teekay	21,102	0.23	33,170	0.36	95,286	1.00

(1)Basic per share amounts.
(2)Includes restructuring charges related to changes made to Teekay Tankers' senior management team.
(3)Includes an adjustment relating to the settlement of a prior year claim for the three months ended September 30, 2024, foreign exchange gain for the three months ended June 30, 2024, and premiums related to early termination and write-off of prepaid lease financing costs due to the repurchase of eight sale-leaseback vessels for the nine months ended September 30, 2024.
(4)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023		2023
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	84,125		402,446
Adjust for: Net income attributable to
non-controlling interests	(57,967)		(287,187)
Net income attributable to
shareholders of Teekay	26,158	0.28	115,259	1.21
(Subtract) add specific items affecting net income
Unrealized losses from derivative instruments	—	—	3,709	0.04
Realized gain on termination of interest rate swap	—	—	(3,215)	(0.03)
Restructuring charges	—	—	1,619	0.02
Other - net(2)	(4,755)	(0.05)	501	0.01
Non-controlling interests’ share of items above(3)	3,387	0.04	707	0.01
Total adjustments	(1,368)	(0.01)	3,321	0.03
Adjusted net income attributable to
shareholders of Teekay	24,790	0.27	118,580	1.24
(1)Basic per share amounts.
(2)Includes costs related to uncertain tax positions for the three months ended September 30, 2023. The amounts recorded for the nine months ended September 30, 2023 also include costs related to the early termination of certain obligations related to finance leases and non-cash expenses related to the sale of certain pension-related assets and obligations, an adjustment to the asset retirement obligation related to the Petrojarl Foinaven FPSO unit and foreign currency exchange losses (gains).
(3)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
September 30, 2024
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	243,278	29,341	—	272,619

Voyage expenses	(93,984)	—	—	(93,984)
Vessel operating expenses	(38,091)	(26,872)	—	(64,963)
Time-charter hire expense	(18,465)	—	—	(18,465)
Depreciation and amortization	(23,445)	—	—	(23,445)
General and administrative expenses	(10,876)	(2,742)	(320)	(13,938)
Restructuring charges	(5,952)	—	320	(5,632)

Income (loss) from vessel operations (2)	52,465	(273)	—	52,192

Interest expense	(825)	(19)	—	(844)
Interest income	5,772	4,186	—	9,958
Equity loss	(121)	—	—	(121)
Equity in income of subsidiaries (3)	—	16,794	(16,794)	—
Income tax recovery (expense)	582	(1,039)	—	(457)
Other - net	942	436	—	1,378
Net income	58,815	20,085	(16,794)	62,106
Net income attributable to
non-controlling interests (4)	—	(13)	(42,021)	(42,034)
Net income attributable
to shareholders
of publicly-listed entities	58,815	20,072	(58,815)	20,072

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)In addition to the income from vessel operations earned by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the three months ended September 30, 2024, Teekay Parent received cash distributions of $2.4 million from Teekay Tankers.
(3)Teekay’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
Net income	62,106	110,250	84,125
Depreciation and amortization	23,445	22,373	24,565
Net interest income	(9,114)	(8,770)	(191)
Income tax expense (recovery)	457	3,789	(2,109)
EBITDA	76,894	127,642	106,390
Specific income statement items affecting EBITDA:
Equity loss (income)	121	(905)	(666)
Other - net	(1,378)	(2,121)	95
Adjusted EBITDA	75,637	124,616	105,819

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the occurrence and timing of the completion of the sale of Teekay Australia and certain management services companies to Teekay Tankers, and the impacts of these transactions on the Teekay Group and the Company; the timing of payments of cash dividends by the Company and by Teekay Tankers; the occurrence and timing of vessel deliveries related to Teekay Tankers' vessel sales; management's view of the tanker operating environment, the strength of the tanker market and of the tanker rate environment, and related effects on the Company and the Teekay Group and their operations; and the Teekay Group's ability to utilize its balance sheet strength and operating platform to drive long-term shareholder returns.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by the Company and by Teekay Tankers of their respective declared cash dividends; potential delays by Teekay Tankers with respect to its vessel deliveries; the Company's available cash and changes in the Company's liquidity and financial leverage; the Company's and Teekay Tankers' ability to satisfy the customary closing conditions related to the sale and purchase of Teekay Australia and the management services companies; changes in tanker market fundamentals or spot rates; changes in the production of, or demand for, oil or refined products and for tankers; the impact of geopolitical tensions and conflicts, and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.